Exhibit 12(a)

                             XEROX CREDIT CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (In Millions)

                         Three Months Ended
                             March 31,          Year Ended December 31,

                            1999   1998     1998    1997   1996   1995   1994


Income before income taxes $  35  $  32    $ 137   $ 123  $ 123  $ 119  $ 147

Fixed Charges:
   Interest expense (2)
     Xerox debt                8      2       23       3      5      6      5
     Other debt               58     57      217     214    199    213    197
       Total fixed charges    66     59      240     217    204    219    202

Earnings available for
  fixed charges            $ 101  $  91    $ 377   $ 340  $ 327  $ 338  $ 349

Ratio of earnings to
  fixed charges (1)         1.53   1.54     1.57    1.57   1.60   1.54   1.73


(1) The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

(2) Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and the debt-to-equity ratios in accordance with the Company's guideline. Beginning in 1995, the amount of interest expense that would have been allocated to discontinued operations was insignificant and therefore is now being reported within continuing operations and included in the fixed charges. Discontinued operations consist of the Company's third party financing and real estate businesses.